Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

April 6, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust
Registration Statement on Form N-14
(File Nos. 333-254077 and 811-21128)

Ladies and Gentlemen:

This letter is filed in response to comments received on April 5, 2021 from Jeff Long of the staff (the “Staff”) of the Securities and Exchange Commission, regarding the combined proxy and registration statement on Form N-14, filed on March 10, 2021 by Legg Mason Partners Equity Trust (the “Registrant”) with respect to proposed reorganizations (the “Reorganizations”) whereby substantially all of the assets of Diamond Hill Corporate Credit Fund and Diamond Hill High Yield Fund, each a series of Diamond Hill Funds (the “Target Funds”), will be transferred to BrandywineGLOBAL – Corporate Credit Fund and BrandywineGLOBAL – High Yield Fund, each a series of the Registrant (the “Acquiring Funds”), respectively. A summary of the comments received from Mr. Long and the Registrant’s responses are set forth below.

1. Comment: Please confirm that any amounts waived and/or reimbursed by Diamond Hill Capital Management, Inc., as adviser of the Target Funds prior to the Reorganizations, will not be subject to recapture by the manager of the Acquiring Funds following the Reorganizations.

Response: The Registrant so confirms.

2. Comment: If the Target Funds have capital loss carryforwards, please consider adding disclosure regarding limitations on the use of such carry forwards by the Acquiring Funds.

Response: The Registrant advises the Staff that neither Target Fund had any tax loss carryforwards as of the end of its fiscal year ended December 31, 2020.

Please contact the undersigned at 617-951-8267 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Barry N. Hurwitz